2101 91St Street	Telephone: 201-868-5959
North Bergen, NJ 07047	www.vitaminshoppe.com

VIA EDGAR AND FEDERAL EXPRESS

August 12, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andrew D. Mew, Accounting Branch Chief

Re:	Vitamin Shoppe, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed February 26, 2013
File No. 1-34507

Dear Mr. Mew:

This letter is our response to the letter, dated August 1, 2013 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to Vitamin Shoppe, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 29, 2012 (the “Form 10-K”).

Based on our review of the Staff’s comments and as indicated in our responses below, we believe that our disclosure is in compliance in all material respects with the applicable requirements and that the Form 10-K is not materially inaccurate or misleading and, therefore, no amendment to the Form 10-K is necessary. As indicated in our responses below, we have included appropriate clarifications, enhancements or modifications in the Company’s Form 10-Q for the second quarter of fiscal 2013 filed with the Commission on August 6, 2013 (the “Second Quarter Form 10-Q”), and we respectfully propose to include appropriate clarifications, enhancements or modifications in future filings.

For your convenience, the text of the Staff’s comments is set forth in bold followed by the Company’s responses. The headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 29, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

General Definitions for Operating Results, page 24

1.	We assume you do not include internet or online sales in your calculation of comparable store sales. If our assumption is correct, then please expand your definition of comparable store sales accordingly.

Response 1:

Historically, the Company does not include internet or online sales in its calculation of comparable store sales. On page 24 of the Form 10-K, it states within the definition of Net Sales, “A store is included in comparable store sales after 410 days of operation”.

For additional clarification, the Company will revise the disclosure in future filings to read as follows, “Comparable store sales includes sales generated by stores after 410 days of operation, and excludes e-commerce and catalog sales, which are included in our Direct segment”. This revision is included in the Second Quarter Form 10-Q.

It should be noted, as business trends evolve toward an increased omni-channel experience, where customers shop across retail and e-commerce stores, the Company may find it appropriate in the future to include its e-commerce sales in its calculation of comparable store sales. Any such change will be clearly disclosed.

Gross Profit, page 26

2.	With a view towards increased transparency, please tell us what consideration you gave to providing insight into how future integration costs related to your recently completed acquisition of Super Supplements will impact your results of operations and gross margin. In this regard, we note your discussion of acquisition and integration costs in the first quarter Form 10-Q of fiscal 2013. We assume you have estimated or determined a range of total integration costs. If our assumption is correct, and to the extent material, then please provide further insight and disclosure about these costs in your results of operations.

Response 2:

In our Form 10-Q for the first quarter of fiscal 2013, the Company disclosed it had expensed $2.0 million of acquisition and integration costs during the first quarter of Fiscal 2013 (acquisition costs of approximately $1.7 million and integration costs of approximately $0.3 million). Acquisition and integration costs are included in the condensed consolidated statement of income within selling, general and administrative expenses. Although we do not believe the impact of the integration costs associated with the acquisition of Super Supplements to be material relative to our overall selling, general and administrative expenses, the Company will in future filings, incorporate additional disclosures on total projected integration costs.

On page 15 of the Second Quarter Form 10-Q the Company included the following disclosure in the Company Overview section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“We expect to incur approximately $3.0 million during Fiscal 2013 for integration costs related to the acquisition of Super Supplements, Inc., of which $1.3 million has been incurred during the six months ended June 29, 2013. We currently anticipate incurring approximately $3.5 million for such integration costs in Fiscal 2014.”

*   *   *   *   *   *

On behalf of the Company, I hereby acknowledge that, with respect to the filing made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses each of your comments. We respectfully request an opportunity to discuss this response letter further with the Staff if, following your review of this information, the Staff does not concur with our views.

Should you have any additional questions or comments, please contact me at 201-624-3099.

Very truly yours,

Vitamin Shoppe, Inc.

            /s/     Brenda Galgano

Name: Brenda Galgano

Title: Chief Financial Officer